PRESS RELEASE

GOLDCORP PURCHASES MORE UNITS IN BIOTEQ ENVIRONMENTAL TECHNOLOGIES INC.

Toronto, June 24, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) announces today that it has purchased an additional 875,000 units of BioteQ Environmental Technologies Inc. ("BQE:TSX") ("BioteQ"). Each unit consists of one common share and one-half of one share purchase warrant. Goldcorp currently holds 2,875,000 common shares and 2,437,500 warrants of BioteQ. Each warrant entitles the holder to purchase one additional common share of BioteQ at a price of Cdn$1.15 per warrant during the first year and Cdn$1.25 per warrant during the second year.

Goldcorp now owns 15.72% of the outstanding common shares of BioteQ on a partially diluted basis. These shares were purchased for investment purposes.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com